Exhibit 99.5

Atlantica Enters into Agreement to be Acquired by Energy Capital Partners and Co-Investors

May 28, 2024 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”), announced today that it has entered into a definitive agreement (the “Transaction Agreement”) pursuant to which a private limited company incorporated in England and Wales (“Bidco”) has agreed, subject to the terms of the Transaction Agreement, to acquire 100% of the shares of Atlantica for $22 per share in cash.  Bidco is controlled by Energy Capital Partners (“ECP”), a leading investor across energy transition, electrification and decarbonization infrastructure assets, and includes a large group of institutional co-investors.

The purchase price represents an 18.9% premium to Atlantica’s closing share price on April 22, 2024, the last trading day prior to the emergence of market rumors regarding a potential acquisition of the Company. Further, the purchase price represents a 21.8% premium to the 30-day volume weighted average trading price as of April 22, 2024.  The transaction values Atlantica at an equity value of approximately $2,555 million.

The transaction is to be completed pursuant to a scheme of arrangement (the “Scheme”) under the U.K. Companies Act 2006. Algonquin Power & Utilities Corp. and Liberty (AY Holdings), B.V. (collectively, “Algonquin”), which hold approximately 42.2% of Atlantica’s shares, have entered into a support agreement with Bidco pursuant to which Algonquin has agreed, subject to the terms of that agreement, to vote its shares in favor of the Scheme.

“This transaction is the culmination of a thorough and comprehensive strategic review process” said Michael D. Woollcombe, Chair of Atlantica’s Board of Directors. “After carefully analyzing all reasonably available alternatives with the assistance of external advisors over a prolonged period, our board unanimously concluded that this transaction represents the best value maximizing alternative available and that its completion is in the best interest of Atlantica and its shareholders. The support of our largest shareholder reinforces that conclusion.”

“We expect to continue executing on our growth strategy as a private company with the support of our new partners. ECP has a long track record and expertise in the sustainable infrastructure sector and, together with its global co-investors, will enhance Atlantica’s ability to finance and deliver growth while maintaining our focus on safety, sustainability and value creation” said Santiago Seage, CEO of Atlantica.

“Atlantica’s employees and management team have a long and impressive track record of maximizing value across a complex set of global assets. ECP is excited about the opportunity to partner with the Company and to support and accelerate its growth,” said Andrew Gilbert, a Partner of ECP.

Shareholder and Regulatory Approvals / Transaction Details

The transaction is subject to, among other conditions, approval by Atlantica’s shareholders of the Scheme, sanction of the transaction by the High Court of Justice of England and Wales, and regulatory approvals in different jurisdictions, including clearance under the Hart-Scott-Rodino Act, by the Committee on Foreign Investment in the United States and by the Federal Energy Regulatory Commission in the United States.

The transaction is expected to close in the fourth quarter of 2024 or early first quarter of 2025. Upon the completion of the transaction, Atlantica will become a privately held company and its shares will no longer be listed on any public market. Atlantica expects to continue paying its current quarterly dividend of $0.445 per share through to the closing of the transaction, subject to the approval of its board of directors at the relevant times.

For further information regarding the transaction and the relevant agreements related thereto, please see the Report of Foreign Private Issuer on Form 6-K filed today by the Company, including the exhibits thereto (the “6-K”).  The descriptions of the transaction and such agreements outlined above do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements which are exhibits to the 6-K.

Financial and Legal Advisors

Citi acted as financial advisor and Skadden, Arps, Slate, Meagher & Flom (UK) LLP acted as legal advisor to Atlantica. Latham & Watkins LLP acted as legal advisor to Energy Capital Partners.  J.P. Morgan Securities LLC acted as financial advisor and Weil, Gotshal & Manges LLP acted as legal advisor to Algonquin.

Additional Information and Where to Find it

The Company intends to furnish to the U.S. Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to its shareholders a scheme circular in connection with the transaction (the “Scheme Circular”). This communication is not a substitute for the Scheme Circular or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which will include an explanatory statement in respect of the Scheme in accordance with the requirements of the U.K. Companies Act 2006) and other relevant documents as and when they become available because they will contain important information. You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).

In addition, investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by the Company on its Investors website (https://www.atlantica.com/web/en/investors/).

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, likely to be, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict, aim and intend or words of similar meaning) or the negative of these terms or other comparable terminology are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to the Transaction and the Scheme, the proposed timing and various actions and other conditions contemplated in respect of the Transaction and the Scheme.

The forward-looking statements in this report are subject to numerous risks, uncertainties, estimates and assumptions, including risks relating to (a) Bidco’s and Atlantica’s ability to complete the transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and other third-party approvals, including the necessary shareholder approval, the sanction of the Scheme by the Court or the satisfaction of other closing conditions to consummate the transaction; (b) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement or any unanticipated difficulties or expenditures relating to the proposed transaction; (c) risks related to diverting the attention of Atlantica’s management from ongoing business operations; (d) failure to realize the expected benefits of the transaction; (e) significant transaction costs and/or unknown or inestimable liabilities; (f) the risk of shareholder litigation in connection with the transaction, including resulting expense or delay; (g) Bidco’s ability to fund the cash required to consummate the transaction; (h) risks related to future opportunities and plans for the Company, including the uncertainty of expected future regulatory filings, financial performance and results of the Company following completion of the transaction; (i) disruption of currents plans and operations caused by the announcement of the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with current or future customers, employees or suppliers, financing sources, governmental authorities, and joint-venture partners; (j) effects relating to the announcement of the transaction or any further announcements or the consummation of the transaction on the market price of Atlantica’s shares and, if the transaction is not completed, and the Company continues as a publicly-traded entity, risks that the announcement of the proposed transaction and the dedication of substantial resources of the Company to the completion of the transaction could have an impact on its business, strategic relationships, operating results and activities in general; (k) risk of having to pay the Company Termination Fee pursuant to the terms of the Transaction Agreement; (l) regulatory initiatives and changes in tax laws that may impact the Transaction; (m) market volatility; and (n) other risks and uncertainties affecting Bidco and Atlantica and more. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I—Item 3.D.—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results, performance or achievements, and the timing of events to differ materially from those contained or implied in any forward-looking statement.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

About ECP

Energy Capital Partners (ECP), founded in 2005, is a leading equity and credit  investor across energy transition, electrification and decarbonization infrastructure assets, including power generation, renewables and storage solutions, environmental infrastructure and sustainability, efficiency & reliability assets facilitating the energy transition. The ECP team, comprised of 90 people with 850 years of collective industry experience, deep expertise and extensive relationships, has consummated more than 100 equity (representing nearly $60 billion of enterprise value) and over 20 credit transactions since inception (www.ecpgp.com).

In addition to ECP, Bidco contains a group of more than 10 institutional co-investors who share Atlantica and ECP’s view of the Company’s attractive growth prospects.

Chief Financial Officer Francisco Martinez-Davis E ir@atlantica.com ECP Media FGS Global Nick Rust / Akash Lodh ECP@fgsglobal.com	Investor Relations & Communication Leire Perez E ir@atlantica.com T +44 20 3499 0465